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                             June 8, 2020

       Adam W. Miller
       Chief Financial Officer
       Knight-Swift Transportation Holdings Inc.
       20002 North 19th Avenue
       Phoenix, Arizona 85027

                                                        Re: Knight-Swift
Transportation Holdings Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2019
                                                            Form 8-K dated
April 22, 2020
                                                            File No. 001-35007

       Dear Mr. Miller:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2019

       Notes to Consolidated Financial Statements
       Note 2 - Summary of Significant Accounting Policies
       Segments, page 83

   1. We note that you reorganized your segment presentation in 2019 to "reflect management's revised reporting
structure." Tell us about your revised reporting structure and provide us with additional detail
regarding the statement that your segments are identified based on financial information
used by management to make operating decisions. In addition, explain how the changes
in your reporting structure led to your current segment
                                                        presentation. Refer to
FASB ASC 280-10-50-1. In addition, please clarify the factors used to identify your
reportable segments pursuant to FASB ASC 280-10-50-21.
   2. Please provide us with an analysis of each of the aggregation criteria per FASB ASC 280-
                                                        10-50-11 for your
reportable segments (i.e., Trucking, Logistics, and Intermodal).
 Adam W. Miller
Knight-Swift Transportation Holdings Inc.
June 8, 2020
Page 2
3. Disclosure in your Form 10-K states that, based on the unique nature of your operating structure, certain revenue-generating assets are interchangeable between segments.
         Provide us with additional detail explaining this statement and address the requirement to disclose total assets for each reportable segment pursuant to FASB ASC 280-10-50-22.
Form 8-K dated April 22, 2020

Exhibit 99.2
Appendix
Non-GAAP Reconciliation, page 26

4. It appears that you have made adjustments in calculating a non-GAAP measure identified as EBITDA beyond those which are typical (e.g., amortization of intangibles, impairments, other non-cash gains / losses, net). Revise to present EBITDA or rename the non-GAAP measure you have presented. For additional guidance, refer to question
         103.01 of the Compliance and Disclosure Interpretations regarding Non-GAAP Financial
         Measures.
5. You present a non-GAAP measure identified as earnings before interest, taxes, depreciation and amortization, and rent (EBITDAR) which excludes equipment rental expense. Tell us how you considered question 100.01 of the Compliance and Disclosure
         Interpretations regarding Non-GAAP Financial Measures as equipment rental expense appears to be a normal, recurring cash operating expense necessary to operate your business. With your response, tell us how the adjustment for equipment rental expense
         (defined in your Form 8-K as "rental expenses paid for leases on our revenue equipment")
         differs from rental expense presented as part of your statement of comprehensive income.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or
Ethan
Horowitz, Accounting Branch Chief, at 202-551-3311 with any questions.



FirstName LastNameAdam W. Miller                       Sincerely,
Comapany NameKnight-Swift Transportation Holdings Inc.
                                                       Division of Corporation
Finance
June 8, 2020 Page 2                                    Office of Energy &
Transportation
FirstName LastName